UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                SPORT-HALEY, INC.
                      ------------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    848925103
                                    ---------
                                 (CUSIP Number)


                             Tommie R. Wilson, Esq.
                               Covington & Burling
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7087
                            Facsimile: (415) 955-6551
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                February 21, 2007
                                -----------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         848925103
--------------------------------------------------------------------------------

                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   Daniel Zeff

--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions)                        N/A

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization            United States


--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                             415,736

--------------------------------------------------------------------------------

                        8. Shared Voting Power                              None

--------------------------------------------------------------------------------

                        9. Sole Dispositive Power                        415,736

--------------------------------------------------------------------------------

                       10. Shared Dispositive Power                         None

--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by
                   Each Reporting Person                                 415,736

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)      18.2%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                                                                              IN

--------------------------------------------------------------------------------

CUSIP No. 848925103
--------------------------------------------------------------------------------

                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Spectrum Galaxy Fund Ltd.

--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------


                4. Source of Funds (See Instructions)                        WC

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization   British Virgin Islands

--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                             159,509

--------------------------------------------------------------------------------

                        8. Shared Voting Power                              None

--------------------------------------------------------------------------------

                        9. Sole Dispositive Power                        159,509

--------------------------------------------------------------------------------

                       10. Shared Dispositive Power                         None

--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each
                   Reporting Person                                      159,509

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)       7.0%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)                CO

--------------------------------------------------------------------------------

CUSIP No. 848925103
--------------------------------------------------------------------------------

                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Zeff Capital Partners I, L.P.

--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions)                         WC

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization                 Delaware

--------------------------------------------------------------------------------


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                             256,227

--------------------------------------------------------------------------------

                        8. Shared Voting Power                              None

--------------------------------------------------------------------------------

                        9. Sole Dispositive Power                        256,227

--------------------------------------------------------------------------------

                       10. Shared Dispositive Power                         None

--------------------------------------------------------------------------------


               11. Aggregate Amount Beneficially Owned by Each
                   Reporting Person                                      256,227

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)      11.2%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)                PN

--------------------------------------------------------------------------------

CUSIP No. 848925103
--------------------------------------------------------------------------------


                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Zeff Holding Company, LLC

--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization                 Delaware

--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                             256,227

--------------------------------------------------------------------------------

                        8. Shared Voting Power                              None

--------------------------------------------------------------------------------

                        9. Sole Dispositive Power                        256,227

--------------------------------------------------------------------------------

                       10.
                           Shared Dispositive Power                         None

--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each Reporting
                   Person                                                256,227

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)      11.2%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)                OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.        Security and Issuer

                   This statement on Schedule 13D relates to the common stock, par value $.001 ("Common Stock") of Sport-Haley, Inc., a Colorado corporation (the "Company"). The address of the Company's principal executive offices is 4600 E. 48th Avenue, Denver, Colorado, 80216.

Item 2.        Identity and Background

(a) This statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by Zeff Capital Partners, I, L.P., a Delaware limited partnership ("Capital"), Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum") and Daniel Zeff, an individual ("Zeff") (Capital, Holding, Spectrum and Zeff are hereinafter collectively referred to as the "Reporting Persons"). Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum. Zeff is the sole manager and member of Holding, which in turn serves as the general partner for Capital. Accordingly, the Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Exchange Act.

(b) The address of the principal place of business and principal office of each of the Reporting Persons is:

                           50 California Street, Suite 1500
                           San Francisco, CA 94111


(c) Mr. Zeff manages and owns all of the outstanding membership interests of Zeff Holding Company, LLC ("Holding"). Holding is the general partner of Zeff Capital Partners I, L.P. ("Capital"). Mr. Zeff also provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum Galaxy Fund Ltd. ("Spectrum"). Mr. Zeff, Holding, Capital and Spectrum are located at the address specified in (b) above.

(d)                N/A

(e)                N/A

(f) Daniel Zeff is a United States citizen. Spectrum is organized under the laws of the British Virgin Islands. Capital and Holding are organized under the laws of the State of Delaware.


Item 3.       Source or Amount of Funds or Other Consideration

                   Capital's purchases were made with Capital partnership funds. Spectrum's purchases were made with Spectrum company funds.

Item 4.       Purpose of the Transaction

          The Reporting Persons collectively are the beneficial owners of 415,736 shares of Common Stock. The Reporting Persons acquired Issuers securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

          The Reporting Persons originally filed a Schedule 13G and subsequent amendments as passive investors. On February 21, 2007, Daniel Zeff met with the Sport-Haley Inc.'s Board of Directors to discuss the potential nomination of Andrew Dailey to the Company's Board of Directors. On March 2, Capital sent a letter to the Company providing additional background information regarding Andrew Dailey to facilitate his nomination and election. The letter is attached hereto as Exhibit 2.

          Except as set forth above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the action described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 2,284,490 shares of Common Stock outstanding as reported in Exhibit (a)(5)(c) to the Company's Schedule TO, which the Company filed on February 9, 2007.

As of the close of business on February 14, 2007:

                  (i) Spectrum beneficially owns 159,509 shares of Common Stock constituting approximately 7.0% of the shares of Common Stock outstanding;

                  (ii) Capital beneficially owns 256,227 shares of Common Stock constituting approximately 11.2% of the shares of Common Stock outstanding;

                  (iii) Holding beneficially owns 256,227 shares of Common Stock held by Capital, of which Holding is the general partner, constituting approximately 11.2% of the shares of Common Stock outstanding; and

                  (iv) Mr. Zeff beneficially owns 415,736 shares of Common Stock comprised of 159,509 shares of Common Stock held by Spectrum (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum) and 256,227 shares of Common Stock held by Capital (Mr. Zeff is the sole manger of Capital's general partner), in total constituting approximately 18.2% of the shares of Common Stock outstanding;

         (b) Spectrum has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 159,509 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as investment manager. Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 256,227 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital's general partner.

         (c) Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Person during the past 60 days.

                  The following purchases were made by Capital:


Date                Price Per Share                       Number of Shares

2/14/2007           4.36                                                70

2/14/2007           4.37                                              4192

2/14/2007           4.44                                               210

2/14/2007           4.45                                              6790

2/14/2007           4.55                                              7280

2/14/2007           4.57                                               208

2/14/2007           4.58                                               350

2/14/2007           4.62                                               700

2/14/2007           4.36                                                70

2/14/2007           4.37                                              4192

2/14/2007           4.44                                               210

2/14/2007           4.45                                              6790

2/14/2007           4.55                                              7280

2/14/2007           4.57                                               208

2/14/2007           4.58                                               350

2/14/2007           4.62                                               700

2/14/2007           4.22                                               350

2/14/2007           4.23                                               210

2/14/2007           4.24                                                70

2/14/2007           4.25                                               140

2/14/2007           4.27                                              1871

2/14/2007           4.30                                              1680

2/14/2007           4.34                                              1260

2/14/2007           4.35                                              1820

                   The following purchases were made by Spectrum:

Date                Price Per Share                       Number of Shares

2/14/2007           4.22                                               150

2/14/2007           4.23                                                90

2/14/2007           4.24                                                30

2/14/2007           4.25                                                60

2/14/2007           4.27                                               801

2/14/2007           4.30                                               720

2/14/2007           4.34                                               540

2/14/2007           4.35                                               780

2/14/2007           4.36                                                30

2/14/2007           4.37                                              1796

2/14/2007           4.44                                                90

2/14/2007           4.45                                              2910

2/14/2007           4.55                                              3120

2/14/2007           4.57                                                90

2/14/2007           4.58                                               150

2/14/2007           4.62                                               300

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

         (e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

               None.

Item 7.        Material to be Filed as Exhibits

         Exhibit 1: Joint Filing Agreement, dated as of March 2, 2007, by and among the Reporting Persons.

         Exhibit 2: Letter dated March 2, 2007, from Capital to the Company.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2007

                                       /s/ Daniel Zeff
                                       -------------------------------
                                       Daniel Zeff

                                       ZEFF HOLDING COMPANY, LLC

                                       By: /s/ Daniel Zeff
                                           -------------------------
                                       Name:  Daniel Zeff
                                       Title: Manager

                                       ZEFF CAPITAL PARTNERS I, L.P.
                                       By: Zeff Holding Company, LLC,
                                       as general partner

                                       By: /s/ Daniel Zeff
                                           -------------------------
                                       Name:  Daniel Zeff
                                       Title: Manager

                                       SPECTRUM GALAXY FUND LTD.

                                       By: /s/ Dion R. Friedland
                                           -------------------------
                                       Name:  Dion R. Friedland
                                       Title: Director

                                                                       Exhibit 1

                             Joint Filing Agreement


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock of Sport-Haley, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


         In witness hereof, the undersigned hereby executed this Agreement this _2_ day of March, 2007.


                                       /s/  Daniel Zeff
                                       -----------------------------
                                       Daniel Zeff

                                       ZEFF HOLDING COMPANY, LLC

                                       By: /s/ Daniel Zeff
                                       -----------------------------
                                       Name: Daniel Zeff
                                       Title: Manager

                                       ZEFF CAPITAL PARTNERS I, L.P.
                                       By: Zeff Holding Company, LLC,
                                       as general partner

                                       By: /s/ Daniel Zeff
                                       -----------------------------
                                       Name: Daniel Zeff
                                       Title: Manager

                                       SPECTRUM GALAXY FUND LTD.

                                       By: /s/ Dion R. Friedland
                                       -----------------------------
                                       Name: Dion R. Friedland
                                       Title: Director

                                                                       Exhibit 2

                          Zeff Capital Partners I, L.P.
                        50 California Street, Suite 1500
                             San Francisco, CA 94941

March 2, 2007

Patrick W. Hurley
Chief Financial Officer, Corporate Secretary
Sport-Haley, Inc.
4600 E. 48th Ave.
Denver, CO 80216-3215


Dear Mr. Hurley,

         I want to thank the Board of Directors of Sport-Haley, Inc. ("SPOR" or the "Company") for speaking with me on February 21, 2007, regarding the potential nomination of Andrew Dailey to the Company's Board. As a follow up to that discussion, I would like to provide additional information regarding Andrew Dailey's qualifications. Mr. Dailey is a former industry analyst, executive and advisor to technology companies and Fortune 500 CIO's. He would therefore add valuable industry insights and relationships to SPOR's Board of Directors.

   The following additional information regarding Mr. Dailey would be required to be included in a proxy statement filed in accordance with the proxy rules of the SEC had the nominee been nominated by the Board of Directors of SPOR:

--------------------------------------- ---------------------------------------------------------------------
Legal Proceedings                       Mr. Dailey is not a party adverse to SPOR or its subsidiaries in any material proceedings, nor does Mr. Dailey have a material interest adverse to SPOR or its subsidiaries.
--------------------------------------- ---------------------------------------------------------------------
--------------------------------------- ---------------------------------------------------------------------
Identification                          Mr. Dailey is 37 years old.  He does not hold any positions or offices with SPOR.  His address is 14 Vista Real, Mill Valley,
                                        California 94941.
--------------------------------------- ---------------------------------------------------------------------
--------------------------------------- ---------------------------------------------------------------------
Family Relationships                    Mr. Dailey does not have any family relationships with any directors or executive officers of SPOR.
--------------------------------------- ---------------------------------------------------------------------
--------------------------------------- ---------------------------------------------------------------------
Business Experience                     From 2001-2002, Mr. Dailey was head of US research for Hagstromer &
                                        Qviberg, a Scandinavian investment bank. In 2002, he joined
                                        Jetstream Group, a technology management consulting firm assisting
                                        Fortune 500 companies with sourcing software, services and offshoring. In 2004, Mr. Dailey became a partner at Headlands
                                        Advisors, a strategic investment and advisory firm focused on the technology sector.  He was a Founder of Arborex, a supply chain management software company, and served as a director of
                                        ezlogin.com (sold to 724 Solutions). Mr. Dailey is currently self-employed.  None of Mr. Dailey's listed former employers is a parent, affiliate or subsidiary of SPOR.


                                        Mr. Dailey was recently appointed to the Board of Directors of General Employment Enterprises, Inc. (JOB). Mr. Dailey
                                        does not currently hold any other directorships with
                                        registered companies or registered investment companies.

--------------------------------------- ---------------------------------------------------------------------
--------------------------------------- ---------------------------------------------------------------------
Involvement                              in Legal Proceedings Mr. Dailey has not
                                         been involved in any legal proceedings
                                         within the past five years that are
                                         material to an evaluation of the
                                         ability or integrity of Mr. Dailey to
                                         become a director of SPOR.
--------------------------------------- ---------------------------------------------------------------------
--------------------------------------- ---------------------------------------------------------------------
Transactions with Management and        Mr. Dailey was a party to no transactions involving SPOR since the
Others                                  beginning of SPOR's last fiscal year, in which the amount involved exceeded $60,000.
--------------------------------------- ---------------------------------------------------------------------
--------------------------------------- ---------------------------------------------------------------------
Indebtedness of Management              Mr. Dailey has not been indebted to SPOR at any time since the beginning of SPOR's last fiscal year, in an amount in excess of
                                        $60,000.
--------------------------------------- ---------------------------------------------------------------------
--------------------------------------- ---------------------------------------------------------------------
Certain Business Relationships          Mr. Dailey has not been involved in certain business relationships involving SPOR (as described in Item 404(b) of Regulation S-K).
--------------------------------------- ---------------------------------------------------------------------

   Mr. Dailey's consent to serve as a director of Sport-Haley, Inc. is attached to this notice letter as Exhibit A.



                                       Sincerely,

                                       /s/ Daniel Zeff
                                       ------------------------------
                                       Daniel Zeff

                                       ZEFF CAPITAL PARTNERS I, L.P.
                                       By: Zeff Holding Company, LLC,
                                       as general partner

                                       By: /s/ Daniel Zeff
                                       ------------------------------
                                                 Name: Daniel Zeff

                                                                       Exhibit A

                          Consent to Serve as Director


         I, Andrew Dailey, do hereby confirm that if I am elected as a director of Sport-Haley, Inc., a Colorado corporation, I will serve as a director to said corporation.

         It witness hereof, the undersigned hereby executed this consent this _2_ day of March, 2007.



                                       -----------------------------
                                       Andrew Dailey

                                       14 Vista Real
                                       Mill Valley, California  94941